# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Radiopharm Theranostics Limited, CIK 0001949257
CUSIP: 75041J101
Title of class of securities: Ordinary Shares, no par value and American Depositary Shares, each representing three hundred Ordinary Shares, no par value
Address of issuer's principal executive offices: Suite 1 Level 3, 62 Lygon Street, Carlton South, Victoria, Australia (C3), 3053
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001569369

## Reporting persons
- Regal Funds Management Pty Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 175,080,633; sole dispositive power 0; shared dispositive power 175,080,633; aggregate amount beneficially owned 175,080,633 (7.96% of the class)
  Comment: The number of shares beneficially owned includes: (i) 147,807,933 Ordinary Shares, no par value ("Ordinary Shares") and (ii) 90,909 American Depositary Shares, each representing three hundred Ordinary Shares.

## Item 1. Issuer
Name of issuer: Radiopharm Theranostics Limited
Address of issuer's principal executive offices: Suite 1 Level 3, 62 Lygon Street, Carlton South, Victoria, Australia 3053

## Item 2. Person Filing
Name of person filing: Regal Funds Management Pty Limited and Regal Partners Limited
Address of principal business office or, if none, residence: Level 47, Gateway, 1 Macquarie Place, Sydney NSW 2000
Citizenship: Australian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: FI

## Item 4. Ownership
Amount beneficially owned: 175,080,633
Percent of class: 7.96
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 175,080,633
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 175,080,633

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Regal Funds Management Pty Limited: /s/ Kenny Ho, Company Secretary (01/29/2024)